UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number:001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On August 25, 2025, Zentek Ltd. (the "Company") distributed a management information circular ("Management Information Circular") and certain other related materials to its shareholders of record as of August 8, 2025 (the "Meeting Materials") in connection with its 2025 Annual and Special Meeting of Shareholders to be held on September 25, 2025. The Meeting Materials are filed as exhibits to this Report on Form 6-K.

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Management Information Circular dated August 15, 2025

99.2	Form of Proxy

99.3	Voting Instruction Form

99.4	Notice and Access

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: August 25, 2025	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer